Richard L. Magee Senior Vice President, General Counsel and Secretary rick.magee@enproindustries.com
June 18, 2010
Via EDGAR
Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4631Washington, D.C. 20549-4631

Re:	EnPro Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 3, 2010
File No. 1-31225
Dear Mr. O’Brien:
     This letter responds to the comments on the Form 10-K for the fiscal year ended December 31, 2009 of EnPro Industries, Inc. (the “Company”) provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter to the Company dated May 21, 2010. We have repeated your comments below in italics and have included our responses to each, as well as any additional disclosures that we propose to make in our future filings.
Form 10-K for the Fiscal Year Ended December 31, 2009
Patents, Trademarks and Other Intellectual Property, page 6
1.	In future filings, please revise to disclose the duration of your patents, trademarks and other intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
     Company response:
     The Company respectfully submits that Item 101(c) of Regulation S-K provides that “[t]o the extent material to an understanding of the registrant’s business taken as a whole, the description of each segment shall include the information specified in paragraphs (c)(1)(i)
5605 Carnegie Boulevard
Charlotte NC 28209-4674
Phone 704 731 1523
Fax 704 731 1511
www.enproindustries.com

Terence O’Brien
U.S. Securities and Exchange Commission
June 18, 2010

through (x) of this item.” The Company has conducted a review of the patents, trademarks and other intellectual property held by each of its business segments and has concluded that no particular patent, trademark or other intellectual property or group of related patents, trademarks and other intellectual property is material to an understanding of the Company’s business taken as a whole so as to meet the requirements for discussion under Item 101(c)(1)(iv) of Regulation S-K. Notwithstanding that disclosure may not be required by Item 101(c)(1)(iv) of Regulation S-K, the Company believes that, to the extent it continues to include a discussion of examples of particular licensed intellectual property (such as the current discussion of the Fairbanks Morse license on page 6), such disclosure would be enhanced by a discussion of the duration of the applicable license and undertakes to include such a discussion in future Form 10-K filings. For illustrative purposes, such disclosure applicable to the Company’s Form 10-K for the year ended December 31, 2009 would be as follows:
“For example, Fairbanks Morse Engine licenses technology from MAN Diesel and its subsidiaries for the four-stroke reciprocating engine, which licenses generally expire in 2013 and 2014, except that the term with respect to one engine model extends through 2019. As expressly contemplated by the applicable license agreements, Fairbanks Morse Engine and MAN Diesel are currently negotiating for the renewal of these licenses.”
2.	We note the disclosure in the last sentence of the first paragraph and have the following comments:
•	In future filings, please revise to also provide this disclosure with respect to each segment.

•	In future filings, please revise to also disclose whether any group of patents, patent rights, trademarks, trade secrets or licenses are material to your business as a whole or to a particular segment.
Please show us in your supplemental response what the revisions will look like. Refer to Item 101(c)(1)(iv) of Regulation S-K.
     Company response:
     The Company refers to its response to Comment No. 1 above. The Company undertakes in future filings with respect to which disclosure is required under Item 101(c)(1)(iv) of Regulation S-K to address whether any particular patent, patent right, trademark, trade secret or license or group of related patents, patent rights, trademarks, trade secrets or licenses is material to the Company’s business taken as a whole. For illustrative purposes, such disclosure applicable to the Company’s Form 10-K for the year ended December 31, 2009 would be as follows:
“We do not consider our business as a whole to be materially dependent on any particular patent, patent right, trademark, trade secret or license or group of related patents, patent rights, trademarks, trade secrets or licenses.”

Terence O’Brien
U.S. Securities and Exchange Commission
June 18, 2010

3.	We note the disclosure regarding the Fairbanks Morse Engine licenses. Please advise us to the consideration you have given to filing the license agreements as exhibits to the Form 10-K.
     Company response:
     The Company advises the Staff that it has evaluated the licenses of Fairbanks Morse, including the license discussed as an example on page 6. The Company has concluded that such licenses are of a type as ordinarily accompany the type of business conducted and has further concluded that none of the licenses of Fairbanks Morse is a contract on which the business of the Company is substantially dependent. Accordingly, the Company has concluded that the filing of these Fairbanks Morse licenses is not required under Item 601(b)(10)(ii)(B) of Regulation S-K.
Capital Resources, page 29
4.	We note the disclosure in the last sentence of the first paragraph. In future filings, please briefly explain which covenants and restrictions currently are applicable to your company and which could become applicable. Please also briefly explain the circumstances under which the remaining covenants and restrictions could become applicable. Please show us in your supplemental response what the revisions will look like.
     Company response:
     The Company undertakes in future filings to include disclosure responsive to the Staff’s comment. For illustrative purposes, such disclosure applicable to the Company’s Form 10-K for the year ended December 31, 2009 would be as follows:
“The facility contains covenants and restrictions that are customary for an asset-based loan, including negative covenants limiting fundamental changes (such as merger transactions), loans, incurrence of debt other than specifically permitted debt, transactions with affiliates that are not on arms-length terms, incurrence of liens other than specifically permitted liens, repayment of subordinated debt (except for scheduled payments in accordance with applicable subordination documents), prepayments of other debt, dividends, asset dispositions other than as specifically permitted, and acquisitions and other investments other than as specifically permitted. However, in the event that the amount available for borrowing under the facility exceeds $20 million, the limitations on acquisitions, investments in foreign subsidiaries, fixed asset dispositions, dividends (including those required to make payments on our convertible debentures), incurrence of certain cash collateral liens and prepayment of debt other than subordinated debt are generally not applicable. In addition, the facility requires us to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 in the event the amount available for borrowing, as defined under the facility, drops below $15 million.”

Terence O’Brien
U.S. Securities and Exchange Commission
June 18, 2010

Item 15. Exhibits and Financial Statement Schedules, page 46
5.	We note that you incorporate the loan and security agreement filed as exhibit 10.14 from a Form 8-K filed on May 2, 2006. We also note it does not appear that you have filed on EDGAR the schedules and the exhibits to the agreement. Please amend the Form 8-K to file a complete copy of the agreement; including all of the schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.
     Company response:
     The Company acknowledges the Staff’s comments. The Company understands that, while the express language of Item 601(b) of Regulation S-K permitting the omission of schedules and exhibits for agreements filed as exhibits technically addresses plans of acquisition, reorganization, arrangement, liquidation or succession described under Item 601(b)(2), in light of Item 601(b)(10)’s silence as to whether exhibits and schedules to material agreements are required to be filed, custom and practice have developed to apply the express language of Item 601(b)(2) to material agreements required to be filed under Item 601(b)(10). Thus, to the extent that schedules and exhibits do not contain information that is material to an investment decision, or do not materially modify the terms and conditions of the agreement, inclusion of the schedules and exhibits is not required.
     The Company supplementally advises the staff that there are four exhibits to the Amended and Restated Loan and Security Agreement, dated April 26, 2006 (the “Loan Agreement”) incorporated by reference as Exhibit 10.14 to the Company’s Form 10-K for the year ended December 31, 2009—a standard form of compliance certificate to be periodically delivered by the borrowers to the lenders to certify compliance with covenants (Exhibit A), the form of closing date opinion letters delivered by counsel to the borrowers (Exhibit B), the form of assignment and assumption agreement to be used upon the assignment and assumption of a lender’s interest in the loan facility (Exhibit C), and the form of notice to be delivered to the borrowers upon any such assignment of a lender’s interest (Exhibit D).
     The Company supplementally advises the staff that there are 19 schedules to the Loan Agreement. The schedules provide detailed information with respect to the Company and its subsidiaries that, although significant to an asset-based lender with respect to the identification and perfection of collateral, are immaterial to any investment decision with respect to the Company. Such schedules list any existing letters of credit (Schedule 2.3.5), identify the borrowers’ and guarantors’ places of business and locations where inventory is warehoused (Schedule 8.1.1), describe the borrowers’ and guarantors’ liability and property insurance coverage (Schedule 8.1.2), list all of the borrowers’ and guarantors’ bank deposit accounts, including account numbers (Schedule 8.4), list the jurisdictions in which the borrowers and guarantors are qualified to do business (Schedule 9.1.1), list the outstanding equity interests of the Company and its subsidiaries and the ownership thereof (Schedule 9.1.4), list the borrowers’ legal and doing-business names and history of acquisitions and mergers (Schedule 9.1.5), list the borrowers’ surety obligations (Schedule 9.1.12), list the borrowers’ and guarantors’ federal

Terence O’Brien
U.S. Securities and Exchange Commission
June 18, 2010

employer identification numbers (Schedule 9.1.13), list the borrowers’ registered and licensed intellectual property (Schedule 9.1.15), identify compliance with law matters by reference to the Company’s Form 10-K filing (Schedule 9.1.17), list agreements restricting the borrowers from incurring debt for money borrowed (Schedule 9.1.18), list certain pending litigation by reference to the Company’s Form 10-K filing (Schedule 9.1.19), list capital and operating leases (Schedule 9.1.21), list collective bargaining agreements (Schedule 9.1.24), list existing indebtedness permitted under the Loan Agreement (Schedule 10.2.3), list transactions among the Company and its subsidiaries (Schedule 10.2.4), list existing liens permitted by the Loan Agreement (Schedule 10.2.5), identify any existing restrictions for upstream payments (Schedule 10.2.8), and confirm the Company’s policy with respect to approved short-term investments (Schedule 10.2.11). Much of the information included in the schedules, if they were required to be filed, would appropriately be the subject of a request for confidential treatment and thus would be redacted from any filing available to the public on EDGAR.
     The Company supplementally advises the Staff that none of the exhibits or schedules materially modifies the rights, obligations or covenants of the Company and its subsidiaries under the Loan Agreement. The Company respectfully submits that in light of the nature of the exhibits and schedules to the Loan Agreement that it has filed the complete Loan Agreement to the extent required under Item 601(b)(10) of Regulation S-K. The Company undertakes to include footnote disclosure in the exhibit list in its future Form 10-K filings to list the subject of the omitted exhibits and schedules to the Loan Agreement consistent with the descriptions above, to the extent such list is not otherwise included in the exhibit, and an undertaking to supplementally furnish the omitted exhibits and schedules to the Commission upon request.
Definitive Proxy Statement on Schedule 14A filed February 25, 2010
Nomination Process, page 15
6.	We note the disclosure in the third paragraph. In future filings, please revise to discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that each member of your board should serve as a director at this time, in light of your business and structure. Please show us in your supplemental response what the revisions will look like. Refer to Item 401(e) of Regulation S-K.
     Company response:
     In responding to, and as explicitly contemplated by, the new disclosure requirement of Rule 401(e) of Regulation S-K regarding the discussion of the “specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director . . . in light of the registrant’s business and structure,” the Company enhanced the disclosure of the biographical information of each director nominee to include the experiences, qualifications and skills deemed relevant by the Board in concluding that these individuals should serve as directors. The biographies included all employment history deemed relevant (in each case well in excess of a five-year history), including leadership roles in manufacturing and

Terence O’Brien
U.S. Securities and Exchange Commission
June 18, 2010

other industrial businesses, professional qualifications (such as status as a Certified Public Accountant), educational background, service on private company and relevant charitable boards, and prior public service in a leadership capacity. As disclosed in the paragraph on page 15 referred to in the Staff’s comment, the Board considered all of these specific qualifications, experiences and skills as reflected in the enhanced biographical disclosure in the proxy statement beginning on page 8, as well as the common attributes and characteristics listed in the paragraph referred to in the Staff’s comment, in coming to the conclusion that these individuals should continue to serve as directors. Accordingly, the Company believes that the disclosure included in its 2010 proxy statement is appropriately responsive to new disclosure requirements of Item 401(e) of Regulation S-K.
Compensation Discussion and Analysis, page 20
7.	We note that you benchmark elements of your executive compensation against targeted percentiles of the peer group data you collect. In future filings, please disclose the target percentile for each element of compensation and total compensation for each named executive officer, and also disclose where actual executive compensation amounts fall relative to benchmarked levels for each named executive officer. In addition, to the extent amounts fall significantly above or below targeted amounts, please discuss the reasons for such variance. Please show us in your supplemental response what the revisions will look like.
     Company response:
     The Company respectfully draws the attention of the staff of the Company’s disclosure in the third paragraph of CD&A on page 20 of the Company’s definitive proxy statement for its 2010 annual meeting of shareholders: “Accordingly, it has been our practice to set the targeted level of each component of in-service compensation for our executive officers at or near the market median. In connection with our recruitment in 2008 of our Chief Executive Officer, Stephen E. Macadam, and based on the input of the committee’s executive compensation consultant, we determined that we needed to offer significant financial incentives for Mr. Macadam to leave his former employer and join our company. Certain terms of Mr. Macadam’s 2009 compensation are prescribed in an employment agreement we entered into with him when he was hired. As a result, Mr. Macadam’s total target compensation was set above the market median.” In future proxy statements, to the extent that such practices continue, the Company undertakes to include disclosure clarifying that while peer compensation data may be used in setting each element of executive officers’ compensation at or near the median, with respect to compensation of Mr. Macadam it is used by the Compensation and Human Resources Committee to evaluate the reasonableness of the compensation that the Company has agreed to provide Mr. Macadam under the terms of his employment agreement.
     The Company respectfully draws the Staff’s attention to the final two paragraphs beginning on page 20 of the proxy statement, reproduced below:

Terence O’Brien
U.S. Securities and Exchange Commission
June 18, 2010

     “We use our annual budget and strategic plans to set incentive target levels for both annual and multi-year performance cycles, taking into account anticipated sales and income growth. Our financial performance during 2009 reflected the general global economic decline, and payouts under the annual long-term incentive plans were below target levels. Based on our performance relative to our annual incentive plans’ performance goals, the committee awarded the named executive officers the bonuses reported in column (g) (see footnote 4) of the summary compensation table. These annual bonuses equaled 70.46% of each named executive officer’s target bonus.
     “For several years prior to 2009, we have granted long-term incentive performance (or, LTIP) awards, in overlapping three-year cycles, with one-half of the award consisting of performance shares and the other half payable in cash. Because the targets for our long-term incentive awards maturing in 2009 were established three years prior and did not contemplate the impact of the global economic recession, these awards resulted in a cash LTIP payment equal to 68.5% of each executive officer’s target cash award and performance shares equal to 77.5% of each executive officer’s target share award. Under the terms of his employment agreement, we granted Mr. Macadam a cash LTIP award with respect to the three-year 2007-2009 performance cycle. The 2007-2009 LTIP payment to Mr. Macadam was $555,645, or 68.5% of the targeted amount, which exceeded the final guaranteed payment specified in Mr. Macadam’s employment agreement.”
     The Company believes such analysis is responsive to the requirements of CD&A and addresses the Staff’s comment. The Company included such disclosure in the Executive Summary of its CD&A and did not repeat it in the later discussions of the annual bonus opportunity and long-term incentive plan to avoid redundancy.
Annual Bonus Opportunity, page 25
8.	In future filings, please provide a materially complete description of the correlation between performance under the plans and the payouts actually made to each of your named executive officers. Please understand that discussion of the various items of corporate performance that were considered by the committee must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award each specific form and level of compensation. Please show us in your supplemental response that the revisions will look like.
     Company response:
     The Company refers to its response to Comment No. 7 above and in particular the last full paragraph beginning on page 20 of the proxy statement. The Company also refers to its response to Comment No. 9 below and its undertaking to enhance disclosure with a tabular

Terence O’Brien
U.S. Securities and Exchange Commission
June 18, 2010

presentation of actual performance relative to each component goal and the pay-out percentage of the target amount resulting from those actual performance levels.
9.	We note disclosure of the goals in the table on page 26. In future filings, please disclose the actual results. Please show us in your supplemental response what the revisions will look like.
Company response:
     The Company concurs that, although the Company has disclosed in its CD&A the actual payouts under its annual bonus opportunity as a percentage of the target amounts, disclosure would be enhanced by including a tabular presentation of the actual performance level with respect to each component goal in the annual bonus opportunity and the pay-out percentage resulting from that performance level. The Company undertakes to include two additional columns in the table presenting the minimum, target and maximum performance goals for the annual bonus opportunity to present the actual level of the Company’s performance with respect to each goal, as well as that pay-out percentage resulting from that level of performance. Accordingly, using information for the fiscal year ended December 31, 2009, the first table on page 26 of the Company’s definitive proxy statement for its 2010 annual meeting of shareholders, and the sentence preceding that table, would appear as follows:
“The 2009 goals that corresponded to the minimum, target and maximum bonus payout levels, and our actual 2009 performance and pay-out percentages with respect to each goal, are set out in the following table:

				Actual Performance
	Minimum	Target	Maximum	Amount	Pay-out %
	(dollars in millions)
Adjusted Net Income(1)	$42.1	$52.6	$72.0	$42.6	52%
Free Cash Flow Before Asbestos and Taxes(1)	$92.9	$106.7	$128.5	$104.7	93%
Adjusted Return on Investment(1)	17.0%	20.9%	26.7%	17.7%	59%
Evaluation of Incentives for Excessive Risk, page 24
10.	We note the disclosure under this subheading. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.
     Company response:
     The Company’s compensation risk assessment was led by its Human Resources Department with input from its Legal Department, Internal Audit Department and outside compensation consultant. The Human Resources Department completed an inventory of all reward programs and plans across the company, including annual and long-term incentive plans,

Terence O’Brien
U.S. Securities and Exchange Commission
June 18, 2010

sales incentives and bonus plans. Management evaluated each of these plans based on the following criteria to determine whether the plan has the potential to create material risk: (i) performance metrics (aligned with budget and strategic plans); (ii) performance period (measurement period aligned with business risks); (iii) payment mix (balance between salary and incentive compensation); (iv) payout ranges (caps, etc.); and (v) administrative controls and procedures. Management reported its findings to the Compensation and Human Resources Committee of the Company’s Board of Directors at a meeting held on February 10, 2010. As a result of this process, the Company concluded that no disclosure under Item 402(s) of Regulation S-K was required.
*  *  *
        In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
        If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (704) 731-1523.

Sincerely,
/s/ Richard L. Magee
Richard L. Magee
Senior Vice President, General Counsel and Secretary